Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Unaudited First Quarter of Fiscal Year 2013 Results

Upward Revision of Full Year Revenue Guidance to RMB 206 million - 215 million, representing an increase of 26% - 32%

Shenzhen, China, November 20, 2012– Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced its unaudited financial results for the first quarter of fiscal year ending September 30, 2012.

First Quarter Fiscal 2013 Highlights (compared to first quarter fiscal 2012)

-	Net revenue increased 13.5% year-over-year to RMB38.8 million (US$6.2 million)
-	Gross profit decreased by 7.1% year-over-year to RMB15.1 million (US$2.4 million), and gross profit margin was 38.9%
-	Operating loss was RMB5.2 million (US$0.8 million) as compared to an operating loss of RMB1.9 million
-	Net loss was RMB0.07 million (US$0.01 million) as compared to a net income of RMB1.8 million
-	Non-GAAP net income, excluding share based compensation expenses, was RMB0.4 million (US$0.07 million) as compared to non-GAAP net income of RMB2.7 million
-	Basic and diluted earnings per share were RMB0.01(US$0.002) as compared to basic and diluted earnings per share of RMB0.02
-	Non-GAAP basic and diluted earnings per share were RMB0.03 (US$0.004) as compared to a non-GAAP basic and diluted loss per share of RMB0.05.

Acquisition of Kindergartens from DKK Consulting and Acquisition of Kindergarten Operator –Xiaoxiao Consulting, Completed in November 2012

Yuanbo Education, one of the brands operated by Noah, has completed the acquisition of four kindergartens from Dai Dai Kang Enterprise Management Consulting Co., Ltd. (“DDK Consulting”), and the acquisition of a 100% interest in Hangzhou Xiaoxiao Kids Art and Education Consulting Co., Ltd. (“Xiaoxiao Consulting”), for a total consideration of RMB46.26 million (US$7.36 million) in November 2012. We expect the acquired kindergartens from DKK Consulting and the operations of XiaoXiao Consulting to contribute a total revenue of RMB22 million - RMB25 million for fiscal year 2013.

DDK Consulting

The four kindergartens acquired from DDK Consulting are located in Tongxiang and Jiaxing city, Zhejiang province. These kindergartens have a total student enrollment of 1,350 with over 200 staff members. The purchase consideration of RMB14.5 million (US$2.3 million) was funded from the Company’s cash reserve.

Xiaoxiao Consulting

Xiaoxiao Consulting operates six kindergartens and one children’s arts and music training center in Hangzhou and has a total student enrollment of approximately 1,500 with over 200 staff members. The consideration of RMB31.76 million (US$5.05 million) was funded from the Company’s cash reserve.

Commenting on the results, Dong Xu, Chairman and Chief Executive Officer of Noah, said, “We are pleased to deliver another quarter of solid performance driven by our primary and secondary school segment with increasing revenue contribution from the ramp up of new schools and expanded capacities from mature schools.

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Mr. Xu continued, “I am also very excited to announce the successful acquisition of the kindergartens from DKK Consulting and the acquisition of XiaoXiao Consulting in this quarter. Following on from this we plan on opening another 4 new kindergartens next quarter, reinforcing the continued success of our core strategy to expand the kindergarten portfolio. With the anticipated new additions, we are pleased to be able to revise our guidance upward to reflect the contribution from these new schools.”

“Our strategy remains firmly focused on driving our growth organically and through acquisitions, with the ultimate goal of delivering long-term value to our shareholders.”

Dora Li, Chief Financial Officer, added, “The first quarter is usually the low season for schools and kindergartens because of the summer break. In the first quarter of fiscal 2013, we incurred a full month of cost from Yuanbo in July, which was consolidated into the group starting August last year. As a result, this drags down our overall gross margin for the first quarter of fiscal 2013. While we continue our focus on organic and acquisitive growth and ramping up existing schools, we are confident that we will achieve a healthy gross margin and breakeven at operating level for full year fiscal 2013.”

First Quarter of Fiscal Year 2013 Financial Results

Net revenue

Net revenue for the first quarter of fiscal 2013 increased 13.5% year-over-year to RMB38.8 million (US$6.2 million) from RMB34.2 million. The year over year increase was driven mainly by contributions from the primary and secondary school segment.

In terms of revenue breakdown by business lines, revenue from kindergartens increased 3.2% year-over-year to RMB15.9 million (US$2.5 million) from RMB15.4 million. Revenue from primary and secondary schools increased 56.0% year-over-year to RMB11.7 million (US$1.9 million) from RMB7.5 million. Revenue from supplemental education, which includes English training courses and the sale of teaching materials, decreased by 0.9% year-over-year to RMB11.2 million (US$1.8 million) from RMB11.3 million, as the sale of teaching materials was slow in this quarter.

	Q1FY2013		Q1FY2012
Services	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue
Kindergartens	15.9	41.1%	15.4	45.0%
Primary and secondary schools	11.7	30.2%	7.5	22.0%
Supplemental education	11.2	28.7%	11.3	33.0%
Total	38.8	100.0%	34.2	100.0%

Gross profit and gross profit margin

Gross profit for the first quarter of fiscal 2013 decreased by 7.1% year-over-year to RMB15.1 million (US$2.4 million) from RMB16.2 million. Gross profit margin for the first quarter of fiscal 2013 was 38.9%, compared to 47.5% in the first quarter of fiscal 2012. The contraction in margins reflected the inclusion of a full first quarter of expenses from Yuanbo for fiscal 2013, along with an average 10% increase in staff costs and a change in revenue mix towards an expanded portfolio of kindergartens. The increase in staff costs was necessary for the Company to retain key talent and maintain its competitiveness.

Operating expenses

Total operating expenses for the first quarter of fiscal 2013 was RMB23.9 million (US$3.8 million) as compared to RMB22.7 million in the first quarter of fiscal 2012.

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Research and development (“R&D”) expenses for the first quarter of fiscal 2013 was RMB0.6 million (US$0.1 million) as compared to RMB0.7 million in the same period of fiscal 2012. As a percentage of net revenue, R&D expenses decreased to 1.5% in the first quarter of fiscal 2013 from 2.0% in the same quarter of fiscal 2012. The R&D investment is focused on the development of teaching materials.

Sales and marketing (“S&M”) expenses for the first quarter were RMB1.6 million (US$0.3 million) as compared to RMB1.5 million in the same quarter of fiscal 2012. As a percentage of net revenue, S&M expenses decreased to 4.2% in the first quarter of fiscal 2013, compared to 4.4% in the same period of fiscal 2012.

General and administrative (“G&A”) expenses for the first quarter of fiscal 2013 were RMB21.6 million (US$3.4 million) as compared to RMB20.5 million in the same period of fiscal 2012. As a percentage of net revenue, G&A expenses decreased to 55.7% in the first quarter of fiscal 2013, compared to 60.0% in the same period of fiscal 2012. The continuous decrease in G&A expenses to net revenue continued to reflect the improvement of the Company’s operational leverage with the expansion of revenue scale.

Other operating income

Other operating income for the first quarter of fiscal 2013 decreased by 21.8% year-over-year to RMB3.6 million (US$0.6 million) from RMB4.6 million in the first quarter of fiscal 2012. The decrease was mainly due to a drop in summer camp income from primary and secondary school services.

Operating loss

Operating loss for the first quarter of fiscal 2013 was RMB5.2 million (US$0.8 million), compared to an operating loss of RMB1.9 million in the first quarter of fiscal 2012.

Non-operating income

Interest income for the first quarter of fiscal 2013 was RMB0.4 million (US$0.06 million), compared to RMB0.3 million in the first quarter of fiscal 2012. Investment income for the first quarter of fiscal 2013 was RMB4.7 million (US$0.7 million), compared to RMB3.4 million in the first quarter of fiscal 2012. Other non-operating income for the first quarter of fiscal 2012 was RMB1,146 (US$182), compared to RMB1.6 million in the same period of fiscal 2012.

Income tax expenses

Income tax benefit for the first quarter of fiscal 2013 were RMB0.1 million (US$0.02 million), compared to an expense of RMB1.6 million for the same period in fiscal 2012.

Net loss

Net loss for the first quarter of fiscal 2013 was RMB0.07 million (US$0.01 million), compared to a net income of RMB1.8 million in the same period of fiscal 2012. Basic and diluted earnings per share were RMB0.01 (US$0.002), compared to basic and diluted earnings per share of RMB0.02 in the first quarter of fiscal 2012.

Net income excluding share-based compensation expenses (non-GAAP) for the first quarter of fiscal 2013 was RMB0.4 million (US$0.07 million), compared to non-GAAP net income of RMB2.7 million in the same period of fiscal 2012. Non-GAAP basic and diluted earnings per share for the first quarter of fiscal 2013 were RMB0.03 (US$0.004), compared to a non-GAAP basic and diluted earnings per share of RMB0.05 in the first quarter of fiscal 2012.

Liquidity

Cash and cash equivalents, and short-term investments totaled RMB519.3 million (US$82.6 million) on September 30, 2012, compared to RMB522.3 million on June 30, 2012. For the three months ended September 30, 2012, operating cash provided by continuing operations was RMB23.4 million (US$3.7 million).

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Deferred revenue

Deferred revenue related to tuition fees and franchising fees as of September 30, 2012 was RMB51.6 million (US$8.2 million). This compares to deferred revenue related to tuition fees and franchising fees of RMB28.7 million as of June 30, 2012. Deferred revenue primarily includes the tuition fees and franchising fees collected that have not yet been recognized during the quarter. It will be recognized according to the course and contract schedule.

Operational Updates

Noah operated 50 schools and kindergartens in its network at the end of the first quarter of fiscal 2013. The network includes 34 kindergartens, two of which have recently secured licenses and have already started to contribute to revenue, and six kindergartens are in their respective ramp up periods.

Noah’s network also includes five primary and secondary schools. One of them opened in the first quarter of fiscal 2012 and remains in its ramp up stage, with enrollment rate rising from 18% to 38%.

Noah also operates 11 directly owned supplemental training centers. Two unprofitable training centers were closed as we continue our mission to improve operating proficiency in existing centers through an increased opening of classes.

Student enrollment totaled approximately 17,800, reflecting a year-over-year increase of about 5% due to the expansion of the network. Broken down into business segments, more than 9,100 students are enrolled in kindergartens, approximately 4,900 are accounted for in primary and secondary schools, and approximately 3,800 are in directly owned supplemental training centers.

We plan to roll out 4 new kindergartens in the second quarter of fiscal 2013, and expect some of them to begin to contribute to revenue in the third quarter of fiscal 2013.

Financial Outlook for the Second Quarter of Fiscal 2013 and Upward Revision of Full Fiscal 2013

Based on current estimates, market conditions and the anticipation of revenue contribution from DKK Consulting and Xiaoxiao Consulting, as well as new kindergarten openings, for the second quarter of fiscal 2013, Noah expects to generate net revenue in the range of RMB 54 million (US$8.6 million) to RMB58 million (US$9.2 million). For the full fiscal 2013, the Company expects to generate revenue between RMB 206 million (US$32.8 million) and RMB215 million (US$34.2 million). The upward revision of Full Fiscal 2013 represents an increase of 26% to 32%. This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 8:00 am (Eastern)/5:00 am (Pacific)/9:00 pm (China) on Wednesday, November 21, 2012 to discuss its first quarter of fiscal year 2013 financial results and recent business activities. The conference call may be accessed by calling:

US	+1-866-519-4004
International (toll)	+65-6723-9381
China, Domestic mobile	400-620-8038
China, Domestic	800-819-0121
Hong Kong	800-930-346

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Please dial in 10 minutes before the scheduled starting time. An operator will answer your call and please use “Noah” as the verbal passcode to access the call. Replay of the conference call will be available from 11:00 am US Eastern Time on November 21, 2012 until November 28, 2012 by dialing the following numbers:

US	+1-855-452-5696
International (toll)	+61-2-8199-0299
China, Domestic mobile	400-120-0932
China, Domestic	800-870-0205
Hong Kong	800-963-117
Passcode	6523-4745

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.noaheducation.com.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations, balance sheet and cash flow statements have been translated into US dollars at the rate of RMB6.2848, the noon buying rate for US dollars in effect on September 30, 2012 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes goodwill and intangible assets impairment and non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company's liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Little New Star, which provides English language training for children aged 3-12 in its directly owned and franchised training centers, and Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

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Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah's current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah's most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com

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Noah Education Holdings Ltd.

Consolidated Balance Sheet

	June 30	September 30
	2012	2012
	Audited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	501,772,653	115,828,355	18,429,919
Investments
Held to maturity investment	20,503,441	403,503,441	64,203,068
Accounts receivables, net of allowance of doubtful debts	750,854	303,374	48,271
Inventories	5,451,811	5,212,467	829,377
Prepaid expenses, and other current assets	19,798,366	36,076,058	5,740,208
Total current assets	548,277,125	560,923,695	89,250,843
Investments	17,761,427	17,586,336	2,798,233
Property, plant and equipment, net	184,477,616	191,197,685	30,422,239
Intangible assets, net	68,815,388	67,713,482	10,774,167
Goodwill	56,738,812	56,738,812	9,027,942
Deposit for investment	0	4,800,000	763,747
Deposit for property, plant and equipment	618,519	1,853,152	294,863
Deferred tax assets - non-current	298,831	229,396	36,500
Total assets	876,987,718	901,042,558	143,368,534
Liabilities and Shareholders’ Equity
Current liabilities
Accountants payable (including account payables of the consolidated variable interest entities ('VIEs") without recourse to the Company of RMB1,704,882 and RMB 1,493,603 as of June 30, 2012 and September 30, 2012, respectively)	1,778,569	1,619,059	257,615
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to the Company of RMB11,543,129 and RMB 18,589,055 as of June 30, 2012 and September 30, 2012, respectively)	27,925,392	37,752,646	6,006,976
Advances from customers (including advance from customer of the consolidated VIEs without recourse to the Company of RMB427,071 and RMB 467,714 as of June 30, 2012 and September 30, 2012, respectively)	431,748	500,312	79,607
Income tax payable (including income tax payables of the consolidated VIEs without recourse to the Company of RMB7,030,809 and RMB 7,134,316 as of June 30, 2012 and September 30, 2012, respectively)	14,217,785	13,980,942	2,224,564
Deferred revenue (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB13,020,663 and RMB 23,580,514 as of June 30, 2012 and September 30, 2012, respectively)	28,105,992	50,519,090	8,038,297
Contingent consideration payable	7,272,337	0	0
Total current liabilities	79,731,823	104,372,049	16,607,059
Deferred revenues-non current	3,864,580	3,808,982	606,063
Deferred tax liabilities	7,585,920	6,401,129	1,018,510
Other liabilities	1,102,801	1,102,801	175,471
Total non-current liabilities	12,553,301	11,312,912	1,800,044
Total liabilities	92,285,124	115,684,961	18,407,103
Shareholders’ Equity
Ordinary shares	14,843	14,841	2,361
Additional paid-in capital	1,046,863,605	1,047,292,594	166,638,969
Accumulated other comprehensive loss	(124,039,206)	(123,742,109)	(19,689,107)
Retained earnings	(207,870,563)	(207,378,519)	(32,996,837)
Total Noah Education Holdings Ltd. shareholders’ equity	714,968,679	716,186,807	113,955,386
Non-controlling interest	69,733,915	69,170,790	11,006,045
Total equity	784,702,594	785,357,597	124,961,431
Total liabilities and shareholders’ equity	876,987,718	901,042,558	143,368,534

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Noah Education Holdings Ltd.

Consolidated Statements of Operations

	Three months ended
	Sept 30
	2011	2012
	(Unaudited)	(Unaudited)
	RMB	RMB	USD
Net revenue	34,181,667	38,810,263	6,175,258
Cost of revenue	(17,940,774)	(23,728,785)	(3,775,583)
Gross profit	16,240,893	15,081,478	2,399,675
Research & development expenses	(695,279)	(584,053)	(92,931)
Sales & marketing expenses	(1,515,266)	(1,649,335)	(262,432)
General and administrative expenses	(20,524,375)	(21,600,150)	(3,436,887)
Other expenses	(10,022)	(79,790)	(12,696)
Total operating expenses	(22,744,942)	(23,913,328)	(3,804,946)

Other operating income	4,589,348	3,587,643	570,844
Operating loss	(1,914,701)	(5,244,207)	(834,427)
Interest income	323,302	385,810	61,388
Investment income	3,377,236	4,656,355	740,892
Other Non-Operating income	1,588,839	1,146	182
Income (loss) before income taxes	3,374,676	(200,896)	(31,965)
Income tax (expenses) credit	(1,570,955)	129,815	20,655
Net income (loss) from continuing operations	1,803,721	(71,081)	(11,310)
Net income (loss) from discontinued operations	0	0	0
Net income (loss)	1,803,721	(71,081)	(11,310)
less: Net income (loss) attributable to non-controlling interest	894,336	(563,125)	(89,601)
Net income attributable to Noah Education Holdings Ltd. Shareholders	909,385	492,044	78,291

Net income per share from continuing operations
Basic	0.02	0.01	0.002
Diluted	0.02	0.01	0.002

Weighted average ordinary shares outstanding
Basic	36,429,742	36,564,911	36,564,911
Diluted	36,581,556	36,564,911	36,564,911

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Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended
	September 30
	2011		2012
	(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	34,181,667	100.0%	38,810,263	6,175,258	100.0%

GAAP gross profit	16,240,893	47.5%	15,081,478	2,399,675	38.9%
Share-based compensation	0	0.0%	0	0	0.0%
Non-GAAP gross profit	16,240,893	47.5%	15,081,478	2,399,675	38.9%

GAAP operating loss	(1,914,701)	-5.6%	(5,244,207)	(834,427)	-13.5%
Share-based compensation	899,834	2.6%	480,168	76,402	1.2%
Non-GAAP operating loss	(1,014,867)	-3.0%	(4,764,039)	(758,025)	-12.3%

GAAP net income(loss)	1,803,721	5.3%	(71,081)	(11,310)	-0.2%
Share-based compensation	899,834	2.6%	480,168	76,402	1.2%
Non-GAAP net income	2,703,555	7.9%	409,087	65,092	1.1%

GAAP net income(loss) per share from continuing operation
Basic	0.02		0.01	0.002
Diluted	0.02		0.01	0.002

Non-GAAP net income(loss) per share
Basic	0.05		0.03	0.004
Diluted	0.05		0.03	0.004

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Noah Education Holdings Ltd.

Consolidated Cash Flow Statements

	For Three Months Ended
	September 30
	2011	2012	2012
	RMB	RMB	USD

Cash flows from operating activities
Net income (loss)	1,803,721	(71,081)	(11,310)
Adjustments to reconcile net income (loss)
Amortization of intangible assets	1,103,483	1,101,906	175,329
Depreciation of PPE	4,485,151	6,471,104	1,029,644
Share-based compensation expense	899,834	480,168	76,401
Loss on disposal of fixed assets	0	155,988	24,820
Others	228,776	563,744	89,700

Changes in current assets & liab
Accounts receivable	376,064	(14,808)	(2,356)
Related party receivables	(80,052)	0	0
Inventories	653,122	239,344	38,083
Prepaid and others	20,314,594	(16,277,692)	(2,590,010)
Deferred tax asset	(128,746)	69,435	11,048
Accounts payable	(1,609,929)	(159,510)	(25,380)
Other payables and accruals	3,070,437	9,827,254	1,563,654
Advances from customers	578,824	68,564	10,909
Deferred revenue	21,194,687	22,357,500	3,557,392
Income tax payable	2,342,394	(236,843)	(37,685)
Deferred tax liability	(657,316)	(1,184,791)	(188,517)
Operating cash provided by continuing operations	54,575,044	23,390,282	3,721,722

Cash flows from investing activities
Acquisition of PPE	(14,537,250)	(13,347,161)	(2,123,721)
Deposits for PPE	0	(1,234,633)	(196,447)
Acquisition of Yuanbo	(25,097,107)	(7,272,337)	(1,157,131)
Deposit for investment	0	(4,800,000)	(763,747)
Increase in HTM investments	(37,000,000)	(383,000,000)	(60,940,682)
Decrease in short-term fixed deposits	7,000,000	0	0
Investing cash used by continuing operations	(69,634,357)	(409,654,131)	(65,181,728)

Cash flows from financing activities
Proceed from exercise of employee share options	140,600	0	0
Shares repurchases	(145,617)	(51,181)	(8,144)
Financing cash used by continuing operations	(5,017)	(51,181)	(8,144)

Effect of exchange rate changes on cash	(2,773,371)	370,732	58,989
Net decrease in cash	(15,064,330)	(386,315,030)	(61,468,150)
Cash and cash equivalents at beginning of qtr	405,874,701	501,772,653	79,839,080
Cash and cash equivalents at end of qtr	388,037,000	115,828,355	18,429,919

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